UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PRB Gas Transportation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693535106

(CUSIP Number)

Joseph V. Gorman, Chief Executive Officer

South Lake Financial

201 S. Lake Ave., Suite 802

Pasadena, California 91101

(626) 449-5907

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 693535106
1.	Names of Reporting Persons. South Lake Financial I.R.S. Identification Nos. (entities only) 20-0519550
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 720,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 720,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) Approximately 10.2%
14.	Type of Reporting Person CO

CUSIP No. 693535106
1.	Names of Reporting Persons. Joseph V. Gorman, Chief Executive Officer of South Lake Financial I.R.S. Identification Nos. (entities only) n/a
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 720,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 720,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) Approximately 10.2%
14.	Type of Reporting Person IN

CUSIP No. 693535106
1.	Names of Reporting Persons. Gary M. Casmano, President of South Lake Financial I.R.S. Identification Nos. (entities only) n/a
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 720,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 720,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) Approximately 10.2%
14.	Type of Reporting Person IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $.001 par value per share (the Common Stock”) of PRB Gas Transportation, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 1401 17th Street, Suite 650, Denver, Colorado, 80202. Following its initial public offering of common stock on April 12, 2005 the Company has approximately 7.05 million shares of common stock outstanding after giving effect to sales of all shares including sales of 300,000 shares pursuant to the underwriter’s over allotment option.

Item 2. Identity and Background.

This Statement is filed on behalf of South Lake Financial, Joseph V. Gorman, Chief Executive Officer of South Lake Financial and Gary M. Casmano, President of South Lake Financial (collectively the “Reporting Persons”).

The following persons comprise the Reporting Persons:

1.

(a) South Lake Financial. (b) 201 South Lake Street, Suite 802, Pasadena, California 91106. (c) South Lake Financial is a corporation formed under the laws of the State of California and its principal business is mortgage banking. (d) During the last five years, no person listed herein has been convicted in a criminal proceeding. (e) During the last five years, no person listed herein has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  (f) Not applicable.

2.

(a) Joseph V. Gorman. (b) 201 South Lake Street, Suite 802, Pasadena, California 91106. (c) Chief Executive Officer of South Lake Financial, a corporation formed under the laws of the State of California and whose principal business is mortgage banking. (d) During the last five years, no person listed herein has been convicted in a criminal proceeding. (e) During the last five years, no person listed herein has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  (f) United States.

3.

(a) Gary M. Casmano. (b) 201 South Lake Street, Suite 802, Pasadena, California 91106. (c) President of South Lake Financial, a corporation formed under the laws of the State of California and whose principal business is mortgage banking. (d) During the last five years, no person listed herein has been convicted in a criminal proceeding. (e) During the last five years, no person listed herein has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  (f) United States.

Item 3. Source and Amount of Funds or Other Consideration.

South Lake Financial purchased the Common Stock in privately negotiated transactions utilizing corporate funds. The aggregate purchase price for the shares of Common Stock purchased by South Lake Financial was $1,500,000.

Item 4. Purpose of Transaction.

Corporate investment

Item 5. Interest in Securities of the Issuer.

(a)

Aggregate number of shares beneficially owned by each reporting person: 720,000 (10.2%)

(b)

South Lake Financial has sole voting and dispositive power over 720,000 shares.  Joseph V. Gorman and Gary M. Casmano have shared voting and dispositive power over 720,000 shares.

(c)

Transactions effected during the past sixty days: none.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of  the Issuer.

None

Item 7. Material to Be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 2, 2005

South Lake Financial

/s/ Joseph V. Gorman ______

By: Joseph V. Gorman, Chief Executive Officer of South Lake Financial

/s/ Joseph V. Gorman ______

By: Joseph V. Gorman

/s/ Gary M. Casmano ______

By: Gary M. Casmano